UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-33621

ALEXCO RESOURCE CORP.
(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Certificate of the Company under NI 54-101
99.2	Letter of Transmittal
99.3	Notice of Special Meeting
99.4	Press Release dated August 4, 2022
99.5	Management Information Circular
99.6	Form of Proxy - Securityholders
99.7	Form of Proxy - Shareholders
99.8	Voting Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alexco Resource Corp.
(Registrant)

Date: August 5, 2022	By:	/s/ Mike Clark
Mike Clark
	Title:	Chief Financial Officer